FILED BY VALIDUS HOLDINGS, LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: TRANSATLANTIC HOLDINGS, INC.

COMMISSION FILE NO. 001-10545

Validus Holdings, Ltd. 29 Richmond Road Pembroke, HM 08 Bermuda

VALIDUS TO PROVIDE INFORMATION TO TRANSATLANTIC BOARD ON QUESTIONABLE VALUE OF ALLIED WORLD’S OFFER; URGES TRANSATLANTIC BOARD TO ENTER INTO DISCUSSIONS WITH VALIDUS ON ITS SUPERIOR PROPOSAL

•      Validus will host a conference call on Monday at 8am ET to make information available to the Transatlantic board of directors and stockholders

•      Validus’ proposal continues to provide greater market value, a more compelling strategic rationale and better potential upside to Transatlantic stockholders than Allied World’s takeover proposal

•      Transatlantic stockholders should question the value delivered by Allied World’s offer, prospects and flawed merger strategy

PEMBROKE, BERMUDA, July 31, 2011 - Validus Holdings, Ltd. (NYSE: VR) (“Validus”) today delivered a letter to the board of directors of Transatlantic Holdings, Inc. (NYSE: TRH) (“Transatlantic”) to reiterate the superiority of its proposal over Transatlantic’s current merger agreement with Allied World Assurance Company Holdings, AG (NYSE: AWH) (“Allied World”). Validus will also provide further information about the questionable value of the offer made by Allied World in a conference call to be held on August 1, 2011 at 8am Eastern time.

Validus’ offer provides a 27.1% premium to the June 10, 2011 Transatlantic unaffected share price of $44.01,(1) and, as of market close on Friday, July 29, 2011, a 3.1% ($1.47 per Transatlantic share) premium to the implied value of the Allied World takeover offer.(2)

Ed Noonan, Chairman and Chief Executive Officer of Validus, said: “Our Superior Proposal provides Transatlantic stockholders with greater market value and we believe greater potential for future upside. We urge Transatlantic’s directors to enter into discussions with Validus, rather than hiding behind a legal argument over a standstill agreement that we believe no longer applies to Allied World. While we continue to be open to a consensual transaction, we are committed to bringing the higher value of our Superior Proposal directly to Transatlantic’s stockholders, despite the obstacles being raised by Transatlantic’s board.”

Specifically, the conference call will provide information highlighting the questionable value of Allied World and its weak long-term prospects.  In Validus’ view, Allied World has, among other problems:

• Relied on ever-increasing, unsustainable reserve releases for earnings

• Been growing into a soft U.S. casualty market to maintain volume

• Revealed its weaker financial prospects in its merger projections

• Ballooning expenses

Noonan added, “Transatlantic stockholders should have serious concerns about the value of the Allied World shares that they are being asked to accept.We want Transatlantic stockholders to have every opportunity to make a fully informed decision about the future of their investment in the company.”

Validus will host a call on Monday at 8am Eastern time to provide information to Transatlantic’s board and stockholders. The conference call may be accessed by dialing (877) 865-3006 (U.S. callers) or (973) 935-8772 (International callers) and entering the passcode 88469669. Those who intend to participate in the call should dial in at least 10 minutes in advance. A live webcast of the call will be available online at the “Investor Relations” section of Validus’ website located at www.validusholdings.com. A replay of the call will be available through August 15, 2011, by dialing (855) 859-2056 (U.S. callers) or (404) 537-3406 (International callers) and entering the passcode 88469669. A replay of the webcast will be available at the “Investor Relations” section of Validus’ website through August 15, 2011.

Following is a copy of the letter Validus sent to Richard S. Press, Chairman of the Transatlantic Board of Directors, and Robert F. Orlich, President and Chief Executive Officer of Transatlantic:

July 31, 2011

Board of Directors of Transatlantic Holdings, Inc.

c/o Richard S. Press, Chairman

c/o Robert F. Orlich, President and Chief Executive Officer

80 Pine Street

New York, New York 10005

Dear Messrs. Press and Orlich:

Almost three weeks ago Validus delivered its Superior Proposal to acquire Transatlantic.  At the beginning of last week, Validus commenced an exchange offer so that we could bring this Superior Proposal directly to your stockholders without your Board’s cooperation, which to date has not been forthcoming.  While not surprised, I must say that I have been troubled on behalf of Transatlantic stockholders by your Board’s response and approach to our Superior Proposal at each step of this process.

My concern grew following the filing of Transatlantic’s Schedule 14D-9.  We believe the Schedule 14D-9 is replete with misstatements and omissions.  These range from the failure to disclose that Validus’ proposal has (and has had since its announcement on July 12) a higher market value than your proposed sale to Allied World; to your misleading statements regarding the conditionality of our proposal; to your focus on an accounting concept like book value in this transaction, which is either intended to mislead or demonstrates a serious misunderstanding of how a typical investor measures value in an acquisition transaction (which Validus believes is market value).  In addition, Validus believes it is not realistic that Allied World shares will trade at or near current book value in the foreseeable future, given the fact that they have not traded at book for the past three years and given the subpar ROE that Allied World itself reveals in its merger proxy filing.  In any case, we must respond to your statements for the purpose of correcting the record, and hopefully in order to remedy any lack of understanding that you and your Board may have about our Superior Proposal and how it compares to your proposed sale to Allied World.

It has now been more than a week since we delivered to Transatlantic a form of confidentiality agreement that we would be willing to sign.  One could surmise that a primary purpose of your Schedule 14D-9 was distraction — distraction from the fact that your Board had seemingly already made up its mind (as evidenced by the fact that you were able to reach a “determination” regarding our exchange offer within a day after we filed our offer documents with the Securities and Exchange Commission), and distraction from the fact that Transatlantic has still not entered into a confidentiality agreement with Validus (despite Transatlantic’s statement on July 20th that your Board had determined that the failure to enter into discussions with Validus would result in a breach of the Board’s fiduciary duties).  Despite these distractions, our focus remains on delivering our Superior Proposal for the benefit of your stockholders.

It is time to set the record straight as to Transatlantic’s misstatements and distortions regarding the confidentiality agreement.  First, Validus is ready and willing to enter into a confidentiality agreement (that does not impair Validus’ ability to make available its superior offer to Transatlantic stockholders) and that Transatlantic’s refusal to do so is the cause for a failure of Transatlantic and Validus to complete mutual due diligence.  Second, obviously you have exempted Allied World from its standstill in order to allow it to pursue its acquisition of Transatlantic; therefore, Transatlantic’s board should not be attempting to require Validus to enter into a confidentiality agreement with standstill provisions even though Allied World is no longer subject to such provisions.

As to Transatlantic’s assertions that Validus’ Superior Proposal is highly conditional, we believe these are not accurate. Other than conditions that are generally within Transatlantic’s control, the conditionality of Validus’ offer is substantially similar to Allied World’s offer.  The key condition for both Validus and Allied World is securing Transatlantic stockholder support. Given Validus’ Superior Proposal, Allied World appears to face the most challenging hurdle.

It is your responsibility to act in your stockholders’ best interests, and we encourage you to do so.

Sincerely,

/s/ Edward J. Noonan
Edward J. Noonan
Chairman and Chief Executive Officer
About Validus Holdings, Ltd.

Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. and Talbot Holdings Ltd. Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.

Footnotes

(1) Based on Transatlantic ($44.01) closing price on June 10, 2011, and Validus ($30.81) closing price on July 12, 2011, the date of the Validus proposal.

(2) Based on Validus ($26.59), Transatlantic ($51.21) and Allied World ($54.45) closing prices on July 29, 2011.

Cautionary Note Regarding Forward-Looking Statements

This press release may include forward-looking statements, both with respect to Validus and its industry, that reflect Validus’ current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus’ control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Validus believes that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus’ proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus voting common shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus’ or Transatlantic’s risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or Transatlantic’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus’ or Transatlantic’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which Validus operates; 20) the effect on Validus’ or Transatlantic’s investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and other factors; 21) acts of terrorism or outbreak of war or hostilities; 22) availability of reinsurance and retrocessional coverage; and 23) the outcome of transaction related litigation, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus’ and Transatlantic’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission. Any forward-looking statements made in this press release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition. Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

No rating agency (A.M. Best, Moody’s, or Standard & Poor’s) has specifically approved or disapproved or otherwise taken definitive action on the potential transaction.

The contents of any websites referenced in this press release are not incorporated by reference into this press release.

Additional Information about the Proposed Transaction and Where to Find It:

This press release relates to the Exchange Offer by Validus to exchange each issued and outstanding share of common stock of Transatlantic for 1.5564 Validus voting common shares and $8.00 cash. This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Transatlantic common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) and the preliminary proxy statement that Validus has filed with the Securities and Exchange Commission. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT VALIDUS HAS FILED OR MAY FILE WITH THE SECURITIES AND EXCHANGE COMMISSION IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  All such documents, if filed are or will be available free of charge at the Securities and Exchange Commission’s website (http://www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers may call collect at (212) 750-5833).

Participants in the Solicitation:

Validus and certain of its directors and officers may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about the participants in the solicitation is available in the preliminary proxy statement that Validus filed with the SEC on July 20, 2011 in connection with the special meeting of stockholders of Transatlantic. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in relevant solicitation materials that Validus may file with the Securities and Exchange Commission in connection with the proposed transaction.

SOURCE: Validus Holdings, Ltd.

Investors:
Validus Holdings, Ltd.
Jeff Consolino, President and Chief Financial Officer
Jon Levenson, Executive Vice President
+1-441-278-9000

or

Innisfree M&A Incorporated
Arthur Crozier / Jennifer Shotwell / Scott Winter
+1-212-750-5833

or

Media:

Brunswick Group

Stan Neve / Gemma Hart

+1-212-333-3810